UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BANCO SANTANDER MÉXICO, S.A.,
INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO SANTANDER MÉXICO

(Name of Subject Company (Issuer))

BANCO SANTANDER, S.A.

(Name of Filing Person (Offeror))

Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel
Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Nicholas A. Kronfeld

Marc O. Williams

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$1,891,839,221.00	US$229.291.00

(1)          Estimated for purposes of calculating the filing fee only. The transaction valuation has been calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the market value of Series B shares (“Santander Mexico shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and American Depositary Shares  of Santander Mexico (each of which represents five Santander Mexico shares and which we refer to as “Santander Mexico ADSs”), to be received by Banco Santander, S.A. (“Santander Spain”) in exchange for the maximum number of ordinary shares of Santander Spain (“Santander Spain ordinary shares”) to be offered and sold pursuant to the U.S. exchange offer, and a portion of the Santander Spain ordinary shares that are to be offered and sold to holders of Santander Mexico shares that are not located in the United States or are not U.S. persons pursuant to the exemption provided by Regulation S under the Securities Act of 1933 that may be resold from time to time in the United States or to U.S. persons, based on the market value of Santander Mexico shares, calculated by taking the average of the high and low prices of the Santander Mexico shares as reported on the Mexican Stock Exchange on July 25, 2019, converted into U.S. dollars based on an exchange rate of Mexican Ps.19.1315 per U.S.$1.00, the selling exchange rate reported by the Mexican Central Bank on July 25, 2019, and the average of the high and low prices of the Santander Mexico ADSs as reported on the New York Stock Exchange on July 25, 2019.

(2)          The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the transaction valuation by .0001212.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$229,291	Filing Party:	Banco Santander, S.A.
Form of Registration No.	333-231581	Date Filed:	May 17, 2019

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐             issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule  13e-3.

☐             amendment to Schedule 13D under Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Santander Spain”). This Schedule TO relates to the offer by Santander Spain to acquire all of the issued and outstanding (x) Series B shares (which we refer to as “Santander Mexico shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (which we refer to as “Santander Mexico”) and (y) American Depositary Shares (each of which represents five Santander Mexico shares and which we refer to as “Santander Mexico ADSs”) ((x) and (y) together, “Santander Mexico Securities”), in each case other than any Santander Mexico Securities owned directly or indirectly by Santander Spain, in exchange for 0.337 of a Santander Spain ordinary share for each Santander Mexico share and 1.685 Santander Spain American Depositary Shares (each of which represents one Santander Spain ordinary share and which we refer to as a “Santander Spain ADS”) for each Santander Mexico ADS, on the terms and subject to the conditions to be set forth in an offer to exchange/prospectus (the “Offer to Exchange/Prospectus”) and the related letter of transmittal or form of acceptance, as applicable. After Santander Spain accepts for exchange the Santander Mexico Securities validly tendered into, and not withdrawn from, the exchange offer, at the settlement of the exchange offer holders of Santander Mexico shares and Santander Mexico ADSs acquired in the exchange offer will receive 0.337 of a Santander Spain ordinary share for each Santander Mexico share and 1.685 Santander Spain ADSs, which will be in book-entry form or will be evidenced by American Depositary Receipts (which we refer to as “Santander Spain ADRs”), for each Santander Mexico ADS. The Offer to Exchange/Prospectus forms a part of Santander Spain’s Registration Statement on Form F-4 (Reg. No. 333-231581) filed with the Securities and Exchange Commission on May 17, 2019, as amended on June 28, 2019, July 31, 2019 and August 6, 2019 (the “Registration Statement”). The Registration Statement became effective on August 7, 2019. The exchange offer commenced on August 8, 2019.

The information set forth in the Offer to Exchange/Prospectus, the related letter of transmittal or form of acceptance, as applicable, and the exhibits identified in Item 12 and attached hereto or incorporated by reference herein are hereby expressly incorporated herein by reference in response to all items required in this Schedule TO. This Schedule TO is being filed on behalf of Santander Spain in satisfaction of the reporting requirements of Rule 14d-1 promulgated under the Exchange Act.

Item 1.                       Summary Term Sheet

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers about the Proposed Exchange Offers” and “Summary” is incorporated herein by reference.

Item 2.                       Subject Company Information

(a) Name and Address.

The name of the subject company is Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. The information set forth in the Offer to Exchange/Prospectus under the heading “Information About Santander Spain and Santander Mexico” is incorporated herein by reference.

(b) Securities

The subject class of securities are Santander Mexico shares and Santander Mexico ADSs. The information set forth in the Offer to Exchange/Prospectus under the heading “The Exchange Offers-Purpose of the Offers” is incorporated herein by reference.

(c) Trading Market and Price

The information set forth in the Offer to Exchange/Prospectus under the heading “Comparative Market Price and Dividend Per Share Information” is incorporated herein by reference.

Item 3.                       Identity and Background of Filing Person

(a) Name and Address.

Santander Spain is the filing person. The information set forth in the Offer to Exchange/Prospectus under the heading “Information About Santander Spain and Santander Mexico” is incorporated herein by reference.

(b) Business and Background of Entities.

The information set forth in the Offer to Exchange/Prospectus under the headings “Information About Santander Spain and Santander Mexico” and “Directors and Executive Officers of Santander Spain” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

The information set forth in the Offer to Exchange/Prospectus under the headings “Information About Santander Spain and Santander Mexico” and “Directors and Executive Officers of Santander Spain” is incorporated herein by reference.

Item 4.        Terms of the Transaction

(a) Material Terms.

(a)(1)(i). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary” and The Exchange Offers—Purpose of the Offers” is incorporated herein by reference.

(a)(1)(ii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Risk Factors” and “The Exchange Offers—Consideration to be Exchanged” is incorporated herein by reference.

(a)(1)(iii). The information set forth in the Offer to Exchange/Prospectus under the heading “Summary” is incorporated herein by reference.

(a)(1)(iv). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers” and “Summary” is incorporated herein by reference.

(a)(1)(v). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary” and “The Exchange Offers—Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary” and “The Exchange Offers—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “The Exchange Offers—Procedure for Tendering” and “The Exchange Offers—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary” and “The Exchange Offers—Acceptance for Exchange” is incorporated herein by reference.

(a)(1)(ix). Not applicable.

(a)(1)(x). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Risk Factors” and “Comparison of Rights of Holders of Santander Spain Securities and Santander Mexico Securities” is incorporated herein by reference.

(a)(1)(xi). The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “The Exchange Offers— Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Risk Factors,” “The Exchange Offers—Procedure for Tendering” and “The Exchange Offers—Tax Consequences” is incorporated herein by reference.

Item 5.                       Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

(a)(1). The information set forth in the Offer to Exchange/Prospectus under the heading “The Exchange Offers—Certain Relationships Between Santander Spain and Santander Mexico” is incorporated herein by reference.

(a)(2). None.

(b) Significant Corporate Events.

The information set forth:

•                  under the heading “The Exchange Offers—Certain Relationships Between Santander Spain and Santander Mexico” in the Offer to Exchange/Prospectus is incorporated herein by reference,

•                  in the Santander Mexico Form 6-K, filed with the SEC on April 12, 2019, announcing the issuance by Santander Spain of a Material Fact (hecho relevante) and of an equity story presentation, is incorporated herein by reference, and

•                  under the heading “Item 4. Information on the Company—A. History and Development of the Company—History” in the Santander Mexico Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019 is incorporated herein by reference.

Item 6.                       Purposes of the Transaction and Plans or Proposals

(a) Purposes.

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Background of the Exchange Offers,” “Santander Spain’s Reasons for the Proposed Exchange Offers” and “The Exchange Offers—Purpose of the Offers” is incorporated herein by reference.

(c) Plans.

(c)(1). None.

(c)(2). None.

(c)(3). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Background of the Exchange Offers,” “Santander Spain’s Reasons for the Proposed Exchange Offers” and “The Exchange Offers—Purpose of the Offers” is incorporated herein by reference.

(c)(4). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Background of the Exchange Offers,” “Santander Spain’s Reasons for the Proposed Exchange Offers” and “The Exchange Offers—Purpose of the Offers” is incorporated herein by reference.

(c)(5). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Background of the Exchange Offers,” “Santander Spain’s Reasons for the Proposed Exchange Offers” and “The Exchange Offers—Purpose of the Offers” is incorporated herein by reference.

(c)(6). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Risk Factors,” “Summary” and “The Exchange Offers—Certain Consequences of the Exchange Offers—Reduced Liquidity” is incorporated herein by reference.

(c)(7). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Risk Factors,” “Summary” and “The Exchange Offers—Certain Consequences of the Exchange Offers—Delisting from the NYSE and Deregistration under the Exchange Act; Public Availability of Information” is incorporated herein by reference.

Item 7.                       Source and Amounts of Funds or Other Consideration

(a) Source of Funds.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “The Exchange Offers—

Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The exchange offer is not conditioned on any financing arrangements.

(d) Borrowed Funds.

No funds have been or will be borrowed for purposes of the exchange offer.

Item 8.                       Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Background of the Exchange Offers,” “The Exchange of the Offers — Purpose of the Offers” and “Directors and Executive Officers of Santander Spain” is incorporated herein by reference.

(b) Securities Transactions.

None.

Item 9.                       Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

None.

Item 10.                Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary,” “Selected Financial Data of Santander Spain,” “Comparative Per Share Information” and “Comparative Market Price and Dividend Per Share Information,” pages 422 through 663 and the “Operating and Financial Review and Prospects” section of the Santander Spain Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 26, 2019, the Santander Spain Financial Report for the three-month period ended March 31, 2019 on Form 6-K, filed with the SEC on May 14, 2019, the Santander Spain Current Report on Form 6-K relating to certain recast financial information as a result of certain changes in the geographic and business segments of Santander Spain, filed on July 8, 2019 and the Santander Spain Financial Report for the six-month period ended June 30, 2019 on Form 6-K, filed with the SEC on August 1, 2019, are incorporated herein by reference. Copies of Santander Spain’s financial reports and other information may be obtained by mail from the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates or at the Internet website maintained by the SEC, which contains reports, proxy and information statements regarding issuers that file electronically with the SEC, at www.sec.gov. Certain reports and other information concerning Santander Spain may also be inspected at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. Additional information can be found on Santander Spain’s website at www.santander.com.

(b) Pro Forma Information.

The information set forth in the Offer to Exchange/Prospectus under the headings “Summary” and “Comparative Per Share Information” is incorporated herein by reference.

Item 11.                Additional Information.

(a) Agreements, Regulatory Requirements and Legal proceedings.

(a)(1). None.

(a)(2). The information set forth in the Offer to Exchange/Prospectus under the headings “Questions and Answers About the Proposed Exchange Offers,” “Summary,” “Risk Factors,” “Santander Spain’s Reasons for the Proposed Exchange Offers” and “The Exchange Offers—Certain Legal and Regulatory Matters” is incorporated herein by reference.

(a)(3). None.

(a)(4). The information set forth in the Offer to Exchange/Prospectus under the heading “The Exchange Offers—Certain

Consequences of the Exchange Offers—Santander Mexico ADSs May Cease Being ‘Margin Securities’” is incorporated herein by reference.

(a)(5). None.

(c) Other Material Information.

None.

Item 12.     Exhibits

(a)(1)(A)

Preliminary Offer to Exchange/Prospectus (incorporated by reference to Santander Spain’s Registration Statement on Form F-4 (File No. 333-231581) filed May 17, 2019, as amended on June 28, 2019, July 31, 2019 and August 6, 2019 (the “Registration Statement”))

(a)(1)(B)	Letter of Transmittal for Tender of Santander Mexico ADSs to the U.S. Exchange Agent (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(C)	Letter to Clients for Tender of Santander Mexico ADSs (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(D)	Letter to Brokers (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(E)	Form of Acceptance for Santander Mexico Series B Shares (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(F)

Offer to Exchange/Prospectus, dated August 8, 2019 (incorporated by reference to Santander Spain’s offer to exchange/prospectus filed pursuant to Rule 424(b)(3) (File No. 333-231581) filed August 8, 2019)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A)

(a)(5)(A)	Press Release (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 12, 2019)

(a)(5)(B)	Investor Presentation, dated April 12, 2019 (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 12, 2019)

(a)(5)(C)	Press Release (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 12, 2019)

(a)(5)(D)	Relevant Information (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 12, 2019)

(a)(5)(E)	Annual Report of Banco Santander, S.A. for the year ended December 31, 2018 (incorporated by reference to Santander Spain’s filing on Form 20-F, filed with the SEC on March 26, 2019)

(a)(5)(F)

Annual Report of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México for the year ended December 31, 2018 (incorporated by reference to Santander Mexico’s filing on Form 20-F, filed with the SEC on April 30, 2019)

(a)(5)(G)

Interim Condensed Consolidated Financial Statements of Banco Santander, S.A. and Companies composing Santander Group at March 31, 2019 (incorporated by reference to Santander Spain’s filing on Form 6-K, filed with the SEC on May 14, 2019)

(a)(5)(H)

Interim Condensed Consolidated Financial Statements of Banco Santander, S.A. and Companies composing Santander Group at June 30, 2019 (incorporated by reference to Santander Spain’s filing on Form 6-K, filed with the SEC on August 1, 2019)

(a)(5)(I)

Recast Financial Information and Consolidated Financial Statements of Banco Santander, S.A. and Companies composing Santander Group for the three years ended December 31, 2018 (incorporated by reference to Santander Spain’s filing on Form 6-K, filed with the SEC on July 8, 2019)

(a)(5)(J)

Interim Condensed Consolidated Financial Statements of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México at March 31, 2019 (incorporated by reference to Santander Mexico’s filing on Form 6-K, filed with the SEC on May 8, 2019)

(a)(5)(K)

Interim Condensed Consolidated Financial Statements of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México at June 30, 2019 (incorporated by reference to Santander Mexico’s filing on Form 6-K, filed with the SEC on July 26, 2019)

(a)(5)(L)	Material Fact (incorporated by reference to Santander Mexico’s filing on Form 6-K, filed with the SEC on April 12, 2019)

(a)(5)(M)	Material Fact (incorporated by reference to Santander Mexico’s filing pursuant to Rule 425 under the Securities Act of 1933, filed April 12, 2019)

(a)(5)(N)	Relevant Information (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed June 17, 2019)

(a)(5)(O)	Relevant Information (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed June 21, 2019)

(a)(5)(P)	Relevant Information (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed June 25, 2019)

(a)(5)(Q)	Press Release (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed July 23, 2019)

(a)(5)(R)

Resolutions of the extraordinary general shareholders’ meeting of Santander Spain held on July 23, 2019 (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed July 23, 2019)

(a)(5)(S)

Speech by Ms. Ana Botín at the extraordinary general shareholders’ meeting of Santander Spain held on July 23, 2019 (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed July 23, 2019)

(a)(5)(T)	Press Release (incorporated by reference to Santander Spain’s filing pursuant to Rule 425 under the Securities Act of 1933, filed August 8, 2019)

(b)	None

(d)	None

(g)	None

(h)(A)	Opinion of Uría Menéndez Abogados, S.L.P. with respect to the material Spanish tax consequences of the transaction (incorporated by reference to Exhibit 8.1 to the Registration Statement)

(h)(B)

Opinion of Creel, García-Cuéllar, Aiza y Enríquez, S.C. with respect to the material Mexican tax consequences of the transaction (incorporated by reference to Exhibit 8.2 to the Registration Statement)

(h)(C)	Opinion of Davis Polk & Wardwell LLP with respect to the material U.S. tax consequences of the transaction (incorporated by reference to Exhibit 8.3 to the Registration Statement)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
Name:	Javier Illescas
Title:	Group Executive Vice President

Date: August 8, 2019